Santiago, April 23, 2025

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In accordance with the provisions of Law No. 18,045, Article 44 of the General Banking Law, and Articles 9 and 10 of Law No. 18,045 on the Securities Market, it is hereby reported that, on April 22, 2025, the Ordinary Shareholders' Meeting of Banco Santander Chile was held.

At the Ordinary Shareholders' Meeting, it was agreed to distribute a dividend of CLP 3.18571574 per share, charged to profits for the 2024 fiscal year. This dividend will be available to shareholders on April 29, 2025, at the Bank's Head Office located at Bandera No. 140, Santiago, and at any of its branches, both in the Metropolitan Region and throughout the country. Those registered in the Shareholder Registry as of midnight on April 23, 2025, are entitled to this dividend.

Sincerely,

Román Blanco Reinosa
CEO